UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6-K
_______________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a(16) OR 15d(16) OF THE
SECURITIES EXCHANGE ACT OF 1934

November 6, 2000

CREO PRODUCTS INC.
(Exact name of Registrant as specified in its charter)

3700 Gilmore Way
Burnaby, B.C. Canada V5G 4M1
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    [ X ]             Form 40-F     [    ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    [    ]             No     [ X ]

Creo Products Inc.
3700 Gilmore Way
Burnaby, BC
CANADA V5G 4M1
Tel. +1-604-451-2700
Fax. +1-604-437-9891
www.Creo.com

FOR IMMEDIATE RELEASE

TIMING OF CREO PRODUCTS 2000 FOURTH QUARTER & YEAR-END
EARNINGS

Vancouver, BC, CANADA (November 6, 2000) - Creo Products Inc. (NASDAQ - CREO,
TSE - CRE) announced that financial results for the fourth quarter and fiscal year ended
September 30, 2000 are scheduled for release on Friday, November 10, 2000 at 7:00 am ET.

The news release will also contain details of our conference call, which will be held on Friday, November 10, 2000 at 8:30 am ET. Investors will have an opportunity to listen to the live web broadcast of the fourth quarter and year- end earnings announcement by accessing the call at www.creo.com.

-###-

About Creo
Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through
CreoScitex - its principal operating division - Creo is leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on
NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

Creo, the Creo logo, CreoScitex, and the CreoScitex logo, are registered trademarks or trademarks of
Creo Products Inc. Other products may be the registered trademarks or trademarks of their respective companies.

Contact:
Tracy Rawa
Investor Relations
Creo Products Inc.
Tel: +1-604-451-2700
Email: IR@creo.com